Jocelyn M. Arel +1 617 570 1067 jarel@goodwinlaw.com	Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

August 8, 2023

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance - Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attention: Joanna Lam and Steve Lo

Re:	Yatra Online, Inc.
Form 20-F for the Fiscal Year Ended March 31, 2022 Filed August 1, 2022 File No. 001-37968

Dear Ms. Lam and Mr. Lo:

This letter is submitted on behalf of Yatra Online, Inc. (the “Company,” “we,” “us” or “our”) in response to the comments (“Response Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2022 (File No. 001-37968) filed with the Commission on August 1, 2022 (the “2022 20-F”), as set forth in your letter dated March 15, 2023 and letter dated June 23, 2023 addressed to Mr. Anuj Kumar Sethi, the former Principal Financial Officer of the Company (the “Comment Letter”). To facilitate our telephonic conversation with the Staff on July 26, 2023, and in an effort to review with the Staff our proposed response to the Comment Letter, we filed a preliminary response to the Comment Letter on July 19, 2023 and a related correspondence on July 20, 2023 showing our proposed revised disclosures addressing the Staff’s comments (the “Preliminary Response”). This Response Letter is intended to update and replace the Preliminary Response in its entirety.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, the reproduced Staff comments from the Comment Letter have been italicized.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Form 20-F for the Fiscal Year Ended March 31, 2022

Certain Non-IFRS Measures, page 115

1.	We note your response to prior comment 1 explains that your presentation of the non-IFRS measure Adjusted Revenue deducts amounts reflected in your statement of profit or loss as service cost as if you acted as an agent in transactions when gross presentation is required because you were the primary obligor. We also note that Adjusted Revenue adds back customer promotional expenses which are reported in your financial statements as a reduction of revenue. Please provide us with additional detail explaining how you considered Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations as Adjusted Revenue appears to substitute individually tailored revenue recognition and measurement methods for those of IFRS or revise your disclosure to remove this measure.

Ms. Lam and Mr. Lo

Division of Corporation Finance

August 8, 2023

RESPONSE:

The Company respectfully advises the Staff that it considered Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (“C&DI”). To ensure that our Non-GAAP measures are not construed to be individually tailored and potentially misleading pursuant to the guidance in Question 100.04 of the C&DI, prospectively starting with its Annual Report on Form 20-F for the fiscal year ended March 31, 2023 (the “2023 20-F”), the Company will (i) replace “Adjusted Revenue” with “Adjusted Margin” outside of the footnotes to its consolidated financial statements such that it is consistent with the measure and nomenclature used in its consolidated financial statements (i.e., Adjusted Margin), (ii) omit ‘Others ‘column since it is not a reportable segment, (iii) omit “Other income”, (iv) omit the total of Adjusted Margin (previously, Adjusted Revenue) for its segments and (v) replace “Segment results” with “Revenue as per IFRS - Rendering of services”, which is entirely earned from external customers.

We refer the Staff to Exhibit A attached to this Response Letter for the proposed changes described above. A detailed explanation of the foregoing changes is described below:

The Company considered the guidance provided in Questions 104.01 and 104.02 of the C&DI and noted that Non-GAAP financial measures do not include financial measures that are required to be disclosed by GAAP. Accordingly, the Company notes that the measure of Adjusted Revenue (i.e., a Non-GAAP measure) outside of the footnotes to its consolidated financial statements is required to be consistent with the measures used to determine “Segment results” under Note 5 to its consolidated financial statements (Segment Information), for the year ended March 31, 2022, such that it is not construed to be an individually tailored revenue measure.

To ensure that the Non-GAAP measures are not individually tailored pursuant to the guidance in Question 100.04 of the C&DI, prospectively starting with the 2023 20-F, the Company will make the following disclosure changes:

●	Revise the presentation and nomenclature pertaining to “Segment results” and refer to it as “Adjusted Margin” in the footnotes to its consolidated financial statements. Further, consistent with the measure and nomenclature used in the consolidated financial statements, it will refer to the previously used measure Adjusted Revenue as Adjusted Margin outside of the footnotes to its consolidated financial statements. Accordingly, it will not be considered an individually tailored revenue measure.

Ms. Lam and Mr. Lo

Division of Corporation Finance

August 8, 2023

●	Pursuant to the guidance in Question 104.04 of the C&DI, it will only present Adjusted Margin for the individual reportable segments and omit the total of Adjusted Margin for all the reportable segments outside of the footnotes to its consolidated financial statements.

●	In line with the requirements of IFRS 8.23, it will replace the term “segment revenue” with “Revenue as per IFRS - Rendering of services” (which is entirely earned from external customers).

●	Reflect addition of “customer inducement and acquisition cost” and reduction of “service cost” for each reportable segment to arrive at Adjusted Margin.

The Company respectfully advises the Staff that further details regarding the foregoing changes are set forth in its responses to Comments 3, 4 and 5.

2.	Please confirm that Adjusted Revenue as disclosed for your reportable segments is the same as the measure Segment Results presented in your segment footnote and explain why these measures have different titles. In addition, as it relates to the presentation of segment profitability information outside of the footnotes to the financial statements, tell us how you considered Questions 104.01 and 104.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

RESPONSE:

The Company respectfully advises the Staff that it has considered Questions 104.01 and 104.02 of the C&DI. Prospectively starting with the 2023 20-F, the Company will revise the presentation and nomenclature pertaining to “Segment results” presented in the Company’s segment footnotes and refer to it as “Adjusted Margin.” Further, consistent with the measure and nomenclature used in the consolidated financial statements, it will refer to the previously used measure Adjusted Revenue as Adjusted Margin outside of the footnotes to its consolidated financial statements.

Further, pursuant to the guidance in Question 104.04 of the C&DI, starting with the 2023 20-F, the Company will only present Adjusted Margin for the individual reportable segments and omit the total of Adjusted Margin for all the reportable segments outside of the footnotes to its consolidated financial statements.

We refer the Staff to Exhibit A attached to this Response Letter for the proposed changes described above.

Ms. Lam and Mr. Lo

Division of Corporation Finance

August 8, 2023

Notes to the Consolidated Financial Statements

5. Segment Information, page F-28

3.	We note your response to prior comment 2. It is unclear how your presentation of “segment revenue,” which excludes amounts reported as reduction of revenue under IFRS 15, is consistent with IFRS 8 paragraph 23(a), which requires disclosure of “revenues from external customers.” Please explain or revise your segment footnote to instead disclose “revenues from external customers” as required by IFRS 8.23(a).

RESPONSE:

The Company respectfully advises the Staff that, during the periods presented in the 2022 20-F, the Company earned revenue entirely from external customers. There was no inter-segment revenue during the fiscal years ended March 31, 2022, March 31, 2021 and March 31, 2020.

The Company respectfully submits that, prospectively starting with the 2023 20-F, the Company will include an explanation in Note 5 to its consolidated financial statements (Segment Information), that the revenue earned by the Company is comprised entirely of revenue from external customers.

In addition, the Company has reconsidered the above presentation and in line with requirements of IFRS 8.23, prospectively starting with the 2023 20-F, the Company will revise the presentation of segment information in the segment footnote to its consolidated financial statements by replacing “segment revenue” with the “Revenue as per IFRS - Rendering of services” (which is entirely earned from external customers). The Company will also reflect addition of “customer inducement and acquisition cost” and reduction of “service cost” for each reportable segment in this table to arrive at Adjusted Margin. Further, while the segment profitability measure that the chief operating decision maker CODM uses will not undergo any change, the Company will update its internal management reports to align with the revisions in the presentation of segment information in the segment footnote to its consolidated financial statements.

We refer the Staff to Exhibit B attached to this Response Letter for the proposed changes described above.

4.	In your response to prior comment 2, you state that you have three reportable segments: air ticketing, hotels and packages, and other services. However, in your Information about Reportable Segments reconciliation, you also present segment results for “Others”. Tell us if “Others” is comprised of operating segments that meet the criteria in IFRS 8 paragraph 14. If this criteria is not met for “Others”, revise your presentation to be consistent with IFRS 8 paragraph 16.

RESPONSE:

The Company respectfully advises the Staff that, the Company has only three reportable segments: Air Ticketing, Hotels and Packages and Other Services. Information regarding other business activities and operating segments that are not reportable were previously combined and disclosed in the “Others” section. In accordance with IFRS 8 paragraph 14, these other business activities / operating segments do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in the consolidated financial statements included in the 2022 20-F.

Ms. Lam and Mr. Lo

Division of Corporation Finance

August 8, 2023

Prospectively starting with the 2023 20-F, in accordance with IFRS 8 paragraph 16, the Company will eliminate “Others” as a separate column and will combine all information about other business activities and operating segments that are not reportable into “other revenue” which will be disclosed as a separate line item in the segment reconciliation table. However, the “Total” in the segment reconciliation table will reflect the sum total of the reportable segments only. Information regarding non reportable segments will not form part of the revised “Total” column.

In addition, IFRS 8 paragraph 16, expects the disclosures to be harmonized with IFRS 8 paragraph 28, pursuant to which only the reportable segments should be part of the reconciliations. Consistent with these requirements, in its 2023 20-F, the Company will move the non-reportable segment information below the Adjusted Margin as “Other revenue”.

By moving the non-reportable segment information below the Adjusted Margin as “Other revenue”, the Company respectfully submits that the updated disclosure will be in compliance with IFRS 8 paragraphs 14, 16 and 28 of the Guidance on Implementing IFRS 8 Operating Segments paragraphs IG3 and IG4.

We refer the Staff to Exhibit B attached to this Response Letter for the proposed changes described above.

5.	We note that your reportable segments’ measures of profit or loss is titled “Segment Results”. This title appears similar to “Results from Operations” as presented in your consolidated financial statements. Please revise to clearly distinguish the measures.

RESPONSE:

The Company respectfully advised the Staff that, prospectively starting with the 2023 20-F, it will revise the nomenclature of “Segment results” to “Adjusted Margin” both in the footnotes to its consolidated financial statements and outside of the footnotes to its consolidated financial statements. The Company believes this will clearly distinguish it from “Results from Operations” as presented in the consolidated financial statements.

We refer the Staff to Exhibit B attached to this Response Letter for the proposed changes described above.

6.	Your Information about Reportable Segments reconciliation includes a line item for unallocated expenses, which appears to be the sum of multiple types of expenses. Please disaggregate the unallocated expenses line item to separately identify and describe all material reconciling items. Refer to IFRS 8 paragraph 28.

RESPONSE:

The Company respectfully advised the Staff that, prospectively starting with the 2023 20-F, it will update the disclosure on Information about reportable segments and disaggregate unallocated expenses and other material reconciling items in accordance with IFRS 8 paragraph 28.

We refer the Staff to Exhibit B attached to this Response Letter for the proposed changes described above.

Ms. Lam and Mr. Lo

Division of Corporation Finance

August 8, 2023

7.	We note your presentation of the subtotal “Operating loss (before depreciation, amortization, impairment of goodwill and impairment of loan to joint venture)” in your Information about Reportable Segments reconciliation table. Please remove this non-IFRS measure from your segment reconciliation. Refer to IFRS 8 paragraph 28(b).

RESPONSE:

The Company respectfully advises the Staff that, prospectively starting with the 2023 20-F, it will remove the presentation of “Operating loss (before depreciation, amortization, impairment of goodwill and impairment of loan to joint venture)” from Note 5 to its consolidated financial statements (Segment Information).

We refer the Staff to Exhibit B attached to this Response Letter for the proposed changes described above.

* * * * *

If you should have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact the undersigned at (617) 570-1067.

Sincerely,

/s/ Jocelyn M. Arel

Jocelyn M. Arel

cc:	Dhruv Shringi, Chief Executive Officer, Yatra Online, Inc.
Rohan Mittal, Chief Financial Officer, Yatra Online, Inc.

Exhibit A

	Air Ticketing		Hotels and Packages		Other Services		~~Others**~~		~~Total**~~
	Three months ended March 31,
Amount in INR thousands (Unaudited)	2022	2023	2022	2023	2022	2023	~~2022~~	~~2023~~	~~2022~~	~~2023~~
Revenue as per IFRS - Rendering of services*	1,150,474	1,779,972	520,740	1,471,270	146,178	154,305			 ~~1,817,392~~ 	 ~~3,405,547~~
Add: Customer promotional expenses	1,060,600	2,555,320	237,695	263,756	15,326	23,380	 ~~-~~ 	 ~~-~~ 	 ~~1,313,621~~ 	 ~~2,842,456~~
Service cost	-	-	(159,284)	(669,098)	-	-	 ~~-~~ 	 ~~-~~ 	 ~~-159,284~~ 	 ~~-669,098~~
~~Other income**~~	 ~~-~~ 	 ~~-~~ 	 ~~-~~ 	 ~~-~~ 	 ~~-~~ 	 ~~-~~ 	 ~~-~~ 	 ~~-~~ 	 ~~-~~ 	 ~~-~~
Adjusted Margin	2,211,074	4,335,292	599,151	1,065,928	161,504	177,685	 ~~-~~ 	 ~~-~~ 	 ~~2,971,729~~ 	 ~~5,578,905~~

*The Company proposes to change the nomenclature from “Revenue” to “Revenue as per IFRS - Rendering of services”

** The Company proposes to remove this line item from the disclosure.

Exhibit B

5. Segment information

For management purposes, the Group is organized into lines of business (LOBs) based on its products and services and has three reportable segments as mentioned below. The LOBs offer different products and services, and are managed separately because the nature of products and/ or methods used to distribute the services are different. For each of these LOBs, the Chief Executive Officer (CEO) reviews internal management reports for making decisions related to performance evaluation and resource allocation. Thus, the CEO is construed to be the Chief Operating Decision Maker (CODM). The CODM uses adjusted margin, a non~~-~~IFRS measure, to assess segment profitability and in deciding how to allocate resources and in assessing performance. The Adjusted Margin is arrived at by (i) adding back customer inducement costs including customers incentives, customer acquisition cost and loyalty program costs, which are recorded as a reduction of revenue, and (ii) reducing service costs, from the ‘Revenue as per IFRS - Rendering of services.’. Apart from the revisions in the presentations and nomenclatures used, there is no change in the profitability measure that is used by the CODM for making decisions.

The following summary describes the operations in each of the Group’s reportable segments:

1.	Air Ticketing: Through internet, mobile based platform and call-centers, the Group provides the facility to book and service international and domestic air tickets to ultimate customers through B2C (Business to Consumer), Business to Enterprise (B2E) and B2B2C (Business to Business to Consumer) channels. All these channels share similar characteristics as they are engaged in facilitation of booking of air tickets. Management believes that it is appropriate to aggregate these channels as one reporting segment due to the similarities in the nature of business.

2.	Hotels and Packages: Through an internet and mobile based platform and call-centers, the group provides holiday packages and hotel reservations. For internal reporting purpose, the revenue related to Airline Ticketing issued as a component of group developed holiday package is assigned to Hotel and Package segment and is recorded on a gross basis. The hotel reservations form integral part of the holiday packages and, accordingly, management believes that it is appropriate to aggregate these services as one reportable segment due to similarities in the nature of services.

3.	Other services primarily include the income from sale of rail and bus tickets and income from freight forwarding services. The Other services do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements. However, management has considered this as the reportable segment and disclosed it separately, since the management believes that information about the segment would be useful to users of the consolidated financial statements.

During the year ended March 31, 2023, the management has made certain changes in the presentation of segment information, among other matters, to align with recent changes in the internal management reports. These changes include (a) presentation of Revenue as per IFRS from rendering of services as starting point in the segment information instead of ’Segment revenue’ (where segment revenue was arrived at after adding back customer inducement and acquisition cost to Revenue as per IFRS), (b) change in manner of presenting non-reportable segments, (c) consequential changes in presentation of reconciliation, and (d) change in nomenclature of segment profitability measure from ’segment result’ to ‘adjusted margin.’ The management has also made corresponding changes in the segment information for the years ended March 31, 2022 and March 31, 2021.

Information about Reportable Segments:
	Reportable segments
Particulars	Air Ticketing			Hotels and Packages			Other Services			Total
	March 31			March 31			March 31			March 31
	2021	2022	2023	2021	2022	2023	2021	2022	2023	2021	2022	2023
Revenue as per IFRS - Rendering of services*	893,039	1,150,474	1,779,972	173,397	520,740	1,471,270	31,426	146,178	154,305	1,097,862	1,817,392	3,405,547
Customer inducement and acquisition costs	594,426	1,060,600	2,555,320	199,409	237,695	263,756	15,752	15,326	23,380	809,587	1,313,621	2,842,455
Service cost	-	-	-	(22,276)	(159,284)	(669,099)	-	-	-	(22,276)	(159,284)	(669,099)
Adjusted Margin	1,487,465	2,211,074	4,335,292	350,530	599,151	1,065,926	47,178	161,504	177,685	1,885,173	2,971,729	5,578,903

Other revenue #										173,406	171,984	421,717
Other income										132,045	158,648	152,520
Customer inducement and acquisition costs (recorded as a reduction of revenue)***										(809,587)	(1,313,621)	(2,842,455)
Personnel expenses										(778,915)	(1,021,881)	(1,148,434)
Marketing and sales promotion expenses										(79,584)	(124,147)	(336,472)
Other operating expenses										(978,315)	(893,313)	(1,554,963)
Depreciation and amortization										(749,480)	(308,153)	(190,152)
Impairment of goodwill										(264,909)	-	-
Impairment of loan to joint venture										-	(72,719)	(1,000)
Share of loss of joint venture										(3,962)	41,616	-
Finance income										81,604	47,816	28,944
Finance cost										(117,252)	(100,453)	(326,399)
Listing and related expenses										-	(55,818)	(23,591)
Change in fair value of warrants gain										378,994	32,756	-
Loss before taxes										(1,130,782)	(465,556)	(241,383)
Tax expense										(64,096)	(16,906)	(46,788)
Loss for the period										(1,194,878)	(482,462)	(288,172)

*There were no inter-segment revenue during the year ended March 31, 2023, March 31, 2022 and March 31, 2021. This amount constitutes ‘revenue from external customer’ only.
# Other revenue primarily comprises the advertisement income from hosting advertisements on our internet web-sites, income from sale of coupons and vouchers and income from facilitating website access to travel insurance companies. The operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements~~.~~

Assets and liabilities are not identified to any reportable segments, since the Group uses them interchangeably across segments and, consequently, the Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities.

Reconciliation of Reportable Segments Revenue to the Group’s Total Revenue:

Particulars	Total
	March 31
	2021	2022	2023
Revenue as per IFRS - Rendering of services	1,097,862	1,817,392	3,405,547
Other revenue	173,406	171,984	421,717
Total Revenue	1,271,268	1,989,376	3,827,264

Given that Company’s products and services are available on a technology platform to customers globally, consequently, the necessary information to track accurate geographical location of customers is not available.

Non-current assets are disclosed based on respective physical location of the assets

	Non Current Assets*
	March 31, 2022	March 31, 2023
India	1,003,868	1,025,568
Others	98	-
Total	1,003,966	1,025,568

* Non-current assets presented above represent property, plant and equipment, right-of-use assets and intangible assets and goodwill.

Major Customers:

Considering the nature of business, customers normally include individuals and business enterprises. Further, none of the corporate and other customers account for more than 10% or more of the Group’s revenues in any of the three years presented.